EXHIBIT 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS


Effective May 1, 2002, the investment policies and practices of the Pacific Select Fund were changed as follows:

The Capital Opportunities, Mid-Cap Growth and Global Growth Portfolios' investment practices were changed to:

(	remove the Portfolios' limitation on investment in warrants.
(77Q1(b) Resolution 1)

The Capital Opportunities, Mid-Cap Growth and Global Growth Portfolios' investment practices were changed to:

(	permit the Portfolios to invest in corporate asset-backed securities, mortgage-related securities (including collaterized mortgage obligations, mortgage-backed securities, stripped mortgage-backed securities, and pass-through securities), municipal bonds,indexed securities, structured products, inverse floating rate obligations and dollar-denominated foreign debt securities. (77Q1(b) Resolution 2)

The Capital Opportunities and Mid-Cap Growth Portfolios' investment practices were changed to:

(	permit the Portfolios to invest mortgage dollar rolls. (77Q1(b) Resolution 3)

A non-fundamental investment restriction of the Fund was amended to:

(    permit the Capital Opportunities, Inflation Managed and Managed Bond
Portfolios to sell short and to permit the Inflation Managed and Managed Bond Portfolios to sell short against the box. (77Q1(b) Resolution 4)

The Inflation Managed and Managed Bond Portfolios' investment practices were changed to:

( permit the Portfolios to use foreign currency options and currency forward contracts to increase exposure to foreign currency or to shift exposure to foreign currency fluctuations from one country to another. (77Q1(b) Resolution 5)

The Blue Chip Portfolio's investment practice was changed to:

(   limit the Portfolio's investments in REITs to 15% of its assets.
(77Q1(b) Resolution 6)

A non-fundamental investment restriction of the Fund was adopted:

(   A Portfolio may not change its policies on investing at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in a manner consistent with its name, if the Portfolio has such a policy, without notifying shareholders at least 60 days prior to the change. (77Q1(b) Resolution 7)

The REIT Portfolio's name was changed to:

(   Real Estate Portfolio. (77Q1(b) Resolution 8)


The Blue Chip Portfolio's investment practice was changed to:

(   permit the Portfolio to invest in convertible securities, derivative instruments whose value is derived from the value of one or more blue chip securities, and synthetic instruments that have economic characteristics similar to the Portfolio's direct blue chip investments; and all such investments may be included in determining the percentage of assets invested in blue chip companies. (77Q1(b) Resolution 9)

The Financial Services, Health Sciences, Technology and Telecommunications Portfolios'investment practices were changed to:

(   permit the Portfolios to invest in derivative instruments that have economic characteristics similar to each Portfolio's direct investments; and all such investments may be included in determining the percentage of assets invested in the sector applicable to each Portfolio. (77Q1(b) Resolution 10)